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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

General Communication, Inc.
(Name of Issuer)
Class A Common Stock, no par value (“Class A Common Stock”)
Class B Common Stock, no par value (“Class B Common Stock”)
(Title of Class of Securities)
Class A Common Stock: 369385 10 9
Class B Common Stock: 369385 20 8
(CUSIP Number)
Jonathan H. Steeler, Esq.
Isaacson Rosenbaum P.C.
633 17th Street, Suite 2200
Denver, CO 80202
(303)-292-5656
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
April 6, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	Class A Common Stock 369385 10 9 Class B Common Stock 369385 20 8

1	NAMES OF REPORTING PERSONS: Estate of Kim Magness

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Colorado

	7	SOLE VOTING POWER:

NUMBER OF		Class A Common Stock: 310,304 (1) Class B Common Stock: 310,304

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		Class A Common Stock: 0 Class B Common Stock: 0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		Class A Common Stock: 310,304 (1) Class B Common Stock: 310,304

WITH	10	SHARED DISPOSITIVE POWER:

Class A Common Stock: 0 Class B Common Stock: 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

Class A Common Stock: 310,304 (1)(2) Class B Common Stock: 310,304 (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Class A Common Stock: 0.60% Class B Common Stock: 8.10%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

FOOTNOTES
(1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common stock shown in rows 7 through 11 consists solely of those shares of Class A Common Stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by the Estate.
(2) See Item 5
Item 1. Security and Issuer.
     The equity securities to which this Schedule 13D relates are as follows:
     1. General Communication, Inc. Class A Common Stock, no par value, (“Class A Common Stock”); and
     2. General Communication, Inc. Class B Common Stock, no par value, (“Class B Common Stock”).
     The issuer of the Company Securities is General Communication, Inc. (the “Company”), whose principal executive offices are located at 2550 Denali Street, Suite 1000, Anchorage, Alaska 99503.
Item 2. Identity and Background.
     (a) This Schedule 13D is filed by the Estate of Kim Magness (the “Estate”). On April 15, 2003, David Johnson and Tomasz Skotnicki were appointed co-personal representatives of the Estate, which beneficially owns Company Securities. On April 15, 2005, David Johnson was appointed as the sole personal representative of the Estate.

     (b) The business address of the Estate is c/o Jonathan H. Steeler, Isaacson Rosenbaum P.C., 633 17th Street, Suite 2200, Denver, CO 80202.
     (c) The Estate has no occupation or employment.
     (d) The Estate has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) The Estate has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
     (f) The Estate is being administered in the State of Colorado.
Item 3. Source and Amount of Funds or Other Consideration.
     The shares of Class A Common Stock and Class B Common Stock owned by the Estate were acquired in a series of distributions from Magness Securities, LLC, a Colorado limited liability company (“Magness Securities”), and Magness FT Investments, LLC, a Colorado limited liability company (“Magness FT”). Prior to his death on March 29, 2003, Kim Magness (“Kim”) and his brother, Gary Magness (“Gary”), each owned 50.0% of Magness Securities and Magness FT. Kim was also the manager of each company. Upon Kim’s death, the Estate became an economic interest holder in Magness Securities and Magness FT and Gary became the sole manager and member of Magness Securities and Magness FT. Therefore, at the time of these distributions, the Estate owned a 50.0% economic interest in each of Magness Securities and Magness FT, but was not a member or manager of either company. Magness Securities and Magness FT distributed the Company Securities to the Estate in exchange for the Estate relinquishing its economic interest in each company.
Item 4. Purpose of Transaction.
     The distribution of the Company Securities by Magness Securities and Magness FT were made in connection with the administration of the Estate by the co-personal representatives thereof.
(a) The Estate presently plans to sell or otherwise dispose of the Company Securities at a future unknown date: (i) as may be required to pay the expenses of administration and other liabilities of the Estate, including the Estate’s tax liabilities; (ii) as may be required of the personal representative in fulfillment of his fiduciary duties to the Estate, and (iii) as may be required to effect the distribution of the assets of the Estate to the beneficiaries of the Estate.
     The Estate has no present plan or proposal that relates to or would result in:
(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) any change in the present board of directors of the Company or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Company;
(f) any other material change in the Company’s business or corporate structure;
(g) changes in the Company’s certificate of incorporation or bylaws or other actions which may impede the acquisition of control of the Company by any person;
(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.
(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a) The aggregate number and percentage of the Company Securities beneficially owned by the Estate are as follows:

	Amount and Nature of		Percent of	Aggregate Voting
Title of Class	Beneficial Ownership		Class Power (1)	Power (1)(2)

Class A Common Stock	310,304	(2)(3)(4)	0.60%	3.50%
Class B Common Stock	310,304	(2)(3)(4)	8.10%
     (1) Based on 51,255,177 shares of Class A Common Stock and 3,839,504 shares of Class B Common Stock outstanding on February 28, 2006.
     (2) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 consists solely of those shares of Class A Common stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by the Estate.
     Each share of Class B Common Stock is entitled to 10 votes per share and each share of Class A Common Stock is entitled to one vote per share. Accordingly, when these classes of stock are aggregated, the Estate may be deemed to beneficially own voting equity securities representing approximately 3.50% of the voting power with respect to a general election of directors of the Company.
     (3) On May 29, 2003, Magness Securities distributed to the Estate 88,662 shares of Class A Common Stock and 99,220 shares of Class B Common Stock. At the time of the distribution, the Estate owned a 50% economic interest in Magness Securities.
     (4) On November 30, 2004, Magness FT was liquidated and distributed all of its assets to its members and economic interest holders. As a result of this distribution, the Estate received 38,334 shares of Class A Common Stock and 310,304 shares of Class B Common Stock. At the time of the liquidation, the Estate owned a 50% economic interest in Magness FT.
     (b) The following indicates the number of shares of Company Securities as to which the Estate has sole voting power, shared voting power, sole dispositive power, or shared dispositive power:

Title of Class	Sole Voting Power		Shared Voting Power
Class A Common Stock	310,304	(1)	0
Class B Common Stock	310,304		0

Title of Class	Sole Dispositive Power		Shared Dispositive Power
Class A Common Stock	310,304	(1)	0
Class B Common Stock	310,304		0
     (1) Class B Common Stock is convertible at any time on a one-for-one basis into Class A Common Stock. The number of shares of Class A Common Stock shown in this Item 5 consists solely of those shares of Class A Common stock to be received upon conversion of all shares of Class B Common Stock beneficially owned by the Estate.
(c) The following transactions in the class of securities reported were effected during the past sixty days:
     (1) Identity of person who effected the transaction: Estate of Kim Magness.
     (2) Date of transaction: 04/06/06.
     (3) Amount of securities involved: 125,020 shares of Class B Common Stock.
     (4) Price per share or unit: $11.40 per share.
     (5) Where and how the transaction was effected: Issuer repurchased 125,020 shares of the Estate’s Class B Common Stock pursuant to Issuer’s stock repurchase plan referenced in Part 2, Item 5 of Issuer’s most recent 10-K filed with the Securities and Exchange Commission on 03/16/06.
(d) No person is known by the Estate to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Securities identified in this Item 5.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
None.
Item 7. Material to be Filed as Exhibits.
None.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
April 14, 2006
Date
ESTATE OF KIM MAGNESS
By:/s/ David Johnson
David Johnson, Personal Representative